May 21, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attention:	Caleb French

Re:	CHF Solutions, Inc.
Registration Statement on Form S-3
File No. 333-224881
Acceleration Request
	Requested Date:	May 23, 2018
	Requested Time:	5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CHF Solutions, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-224881) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes each of Phillip D. Torrence, Meredith Ervine and Jessica M. Herron of Honigman Miller Schwartz and Cohn LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Jessica M. Herron of Honigman Miller Schwartz and Cohn LLP by telephone at (313) 465-7602.

Sincerely,

CHF Solutions, Inc.

/s/ John Erb

John Erb
Chief Executive Officer

cc:	Claudia Drayton, CHF Solutions, Inc.
Phillip D. Torrence, Honigman Miller Schwartz and Cohn LLP
Meredith Ervine, Honigman Miller Schwartz and Cohn LLP
Jessica M. Herron, Honigman Miller Schwartz and Cohn LLP